      CUSIP NO. 382410843                                                                            Page 1 of 11

                                                UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549

                                                SCHEDULE 13D/A

                                  Under the Securities Exchange Act of 1934

                                              (Amendment No. 7)*

                                        GOODRICH PETROLEUM CORPORATION

                                               (Name of Issuer)

                                   Common Stock, par value $0.01 per share

                                        (Title of Class of Securities)

                                                  382410843

                                                (CUSIP Number)

                                                  Maria Gray

                                         Vice President and Secretary

                                           Franklin Resources, Inc.

                                             One Franklin Parkway

                                           San Mateo, CA 94403‑1906

                                                 800‑632‑2350

                         (Name, Address and Telephone Number of Person Authorized to

                                     Receive Notices and Communications)

                                                February 1, 2018

                           (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO.  382410843                                                                           Page 2 of 11

1.       NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,552,815 [1]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.6% [2]

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

[1]  Includes 410,157 shares of common stock issuable on conversion of debt securities(as computed under Rule

    13d‑3(d)(1)(i)).

[2]   Percentage of class is based on 10,538,513 outstanding shares of Common Stock as of November 8, 2017, as reported on

    Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities Exchange Commission on November 8, 2017.

      CUSIP NO. 382410843                                                                            Page 3 of 11

1.       NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,552,815 [3]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.6% [4]

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

[3]   Includes 410,157 shares of common stock issuable on conversion of debt securities(as computed under Rule

    13d‑3(d)(1)(i)).

[4]  Percentage of class is based on 10,538,513 outstanding shares of Common Stock as of November 8, 2017, as reported on

   Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities Exchange Commission on November 8, 2017.

      CUSIP NO. 382410843                                                                            Page 4 of 11

1.       NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,552,815 [5]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.6% [6]

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

[5]  Includes 410,157 shares of common stock issuable on conversion of debt securities(as computed under Rule

   13d‑3(d)(1)(i)).

[6]  Percentage of class is based on 10,538,513 outstanding shares of Common Stock as of November 8, 2017, as reported on

   Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities Exchange Commission on November 8, 2017.

      CUSIP NO.  382410843                                                                           Page 5 of 11

1.       NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO, WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             4,552,815

      8.     SHARED VOTING POWER

              0

      9.     SOLE DISPOSITIVE POWER

             4,552,815

      10.    SHARED DISPOSITIVE POWER

              0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,552,815 [7]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.6% [8]

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

[7]  Includes 410,157 shares of common stock issuable on conversion of debt securities(as computed under Rule

   13d‑3(d)(1)(i)).

[8]  Percentage of class is based on 10,538,513 outstanding shares of Common Stock as of November 8, 2017, as reported on

   Goodrich Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities Exchange Commission on November 8, 2017.

      CUSIP NO. 382410843                                                                            Page 6 of 11

This Amendment No. 7 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 24, 2016, as previously amended on December 19, 2016, March 3, 2017, June 2, 2017, September 28, 2017, November 13, 2017 and on January 4, 2018 which relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of GOODRICH PETROLEUM CORPORATION a Delaware  corporation (the “Issuer”). The Issuer’s principal executive offices are located at 801 Louisiana, Suite 700, Houston, Texas, 77002.

This Amendment No. 7 to Schedule 13D amends and supplements the previously amended Schedule 13D as follows. Except as provided herein, this Amendment No. 7 to Schedule 13D does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.  The information herein is provided and is correct as of February 12, 2018.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in such Schedule 13D as originally filed.

      Item 4.  Purpose of Transaction

The following paragraph is added to Item 4:

Between January 4, 2018 and February 12, 2018, the Funds sold 181,593 Shares in a public offering pursuant to the Issuer’s effective registration statement on behalf of the Funds.

      Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a-b) The Shares may be deemed to be beneficially owned by FAV for purposes of Rule 13d-3 under the Act in their capacity as the investment advisers to the Funds pursuant to investment management contracts that grant them investment and/or voting power.  When an investment management contract (including a sub-advisory agreement) delegates to an investment management subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the investment management subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, FAV, as an investment management subsidiary, reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.

      Beneficial ownership by Investment Management Subsidiaries and other FRI affiliates is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34 39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers,

      LLC (“FMA”) and Franklin Advisory Services, LLC (“FAS”), each an indirect wholly owned Investment Management Subsidiary, are exercised independently from FRI and from all other Investment Management Subsidiaries (FRI, its affiliates and the Investment Management Subsidiaries other than FMA and FAS are collectively, “FRI affiliates”).  Furthermore, internal policies and procedures of FMA, FAS and FRI establish informational barriers that prevent the flow between FMA and FAS, on the one hand, and the FRI affiliates, on the other hand, of information that relates to the voting and investment powers over the securities owned by their respective management clients.

      Consequently, FMA and FAS report the securities over which they hold investment and voting power separately from the FRI affiliates for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  Items 11 and 13 of the cover pages for FAV, FRI and each of the Principal Shareholders are incorporated herein by reference.  FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Shares, Warrants and Notes.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Shares, Warrants or Notes.

FRI, the Principal Shareholders and FAV believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares, Warrants and Notes held by any of them or by any persons or entities for whom or for which FAV provides investment management services.

CUSIP NO. 382410843 Page 7 of 11

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)	Sole power to vote or to direct the vote of the Shares:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	4,552,815

(ii)	Shared power to vote or to direct the vote of the Shares:	0

(iii)	Sole power to dispose or to direct the disposition of the Shares:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	4,552,815

(iv)	Shared power to dispose or to direct the disposition of the Shares:	0

      (c)    Other than as listed in Exhibit A-4, none of the reporting persons have effected any transactions in the Shares, Warrants or Notes during the past sixty days.

      (d)     Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940, has an interest in  1,817,357 Shares, or 16.6%, Franklin High

              Income Fund, a series of Franklin High Income Trust, an investment company registered under the

              Investment Company Act of 1940, has an interest in  1,951,604 Shares(which includes 386,720 Shares issuable on conversion of debt securities), or 17.8%, and Franklin High Yield Fund, a sub-fund of

              Franklin Templeton Investment Funds, a Luxembourg registered SICAV, has an interest in 576,519 shares, or

              5.3% of the class of securities reported herein.

      (e)     Not applicable

CUSIP NO.  382410843                                                                      Page 8 of 11

      Item 7.  Material to Be Filed as Exhibits

      Exhibit A: Principal Executive Officers and Directors of FRI

      Exhibit A-4:    Transactions in the past 60 Days.

                                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: February 15, 2018

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:   /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Maria Gray

     Vice President and Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson

     Attorney‑in‑Fact for Rupert H. Johnson, Jr.

     Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

                         Franklin Income Fund

Franklin High Income Trust on behalf of

                         Franklin High Income Fund

Franklin Templeton Investment Funds on behalf of

                       Franklin High Yield Fund

By:   /s/KIMBERLY H. NOVOTNY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Kimberly H. Novotny

      Vice President and Assistant Secretary of Franklin Custodian Funds

      Vice President and Assistant Secretary of Franklin High Income Trust

      Attorney-in-Fact for Franklin Templeton Investment Funds

CUSIP NO.  382410843                                                                      Page 9 of 11

                                           EXHIBIT A

     PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Chairman of the Board, Chief Executive Officer and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jed A. Plafker	Executive Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alok Sethi	Executive Officer, FRI Citizen of India	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Peter K. Barker	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, SRI International	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles E. Johnson	Director, FRI; Founder and Managing Member, Tano Capital, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark C. Pigott	Director, FRI; Executive Chairman and Director, PACCAR Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Laura Stein	Director, FRI; Executive Vice President – General Counsel and Corporate Affairs, The Clorox Company	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Non-Executive Chairman, Alex Brown, a division of Raymond James	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.      382410843                                                                   Page 10 of 11

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward B. Jamieson	President and a Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Madison S. Gulley	Executive Vice President, FAV	Franklin Resources, Inc. 300 S.E. 2nd Street Ft. Lauderdale, FL 33301
Christopher J. Molumphy	Executive Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael P. McCarthy	Executive Vice President and Chief Investment Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Stephen H. Dover	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017
Thomas J. Fisher, Jr.	Executive Vice President, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. 280 Park Avenue New York, NY 10017

     FRI:    Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

     FRI is the direct parent entity to FAV (see further description below).

     FAV: Franklin Advisers, Inc.

     One Franklin Parkway

     San Mateo, CA  94403 1906

     An investment adviser registered with the SEC and investment manager or sub adviser to a number of U.S. registered open end and closed end investment companies in the Franklin Templeton Group of Funds, non U.S. investment funds and private client accounts.

CUSIP NO.  382410843                                                                   Page 11 of 11

                                                                                  EXHIBIT A-4

                                   TRANSACTIONS IN THE PAST 60 DAYS

   The transactions described below were sales of Common Stock.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
12/04/2017	119	10.7900
12/05/2017	9,700	10.5770
12/07/2017	6,800	10.3733
12/08/2017	21,400	10.3950
12/11/2017	8,400	10.4100
12/13/2017	1,200	9.8744
12/14/2017	561	10.0214
12/15/2017	100	10.3600
12/18/2017	3,412	10.0581
12/19/2017	7,218	10.0281
12/20/2017	12,758	10.3289
12/21/2017	2,060	10.9003
12/22/2017	700	10.8514
12/26/2017	5,000	10.7063
12/28/2017	12,040	10.8893
12/29/2017	2,906	10.9208
1/02/2018	17,094	10.8891
1/03/2018	1,050	11.8805
1/04/2018	30,979	11.8659
1/05/2018	1,850	11.9423
1/09/2018	13,422	12.1748
1/10/2018	1,400	11.9532
1/11/2018	21,399	12.0836
1/12/2018	20,200	12.2887
1/16/2018	9,700	12.3750
1/25/2018	700	12.5750
1/26/2018	68	12.0300
1/29/2018	4,600	12.0000
1/30/2018	29,100	12.0020
1/31/2018	3,600	11.6956
2/01/2018	9,100	11.5616
2/05/2018	5,900	11.1721
2/06/2018	20,400	11.0187
2/09/2018	2,375	10.9042
2/12/2018	6,800	11.0297

The transaction described below was a surrender of shares in a cashless exercise of the warrants.

2/07/2017	451

The transaction described below was the acquisition of shares received from the cashless exercise of the warrants.

2/07/2017	546,875